PartnerRe Ltd.

90 Pitts Bay Road

Pembroke HM08

Bermuda

PartnerRe Finance B LLC

PartnerRe Finance C LLC

200 First Stamford Place

Stamford, CT 06902

USA

June 4, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Tonya Aldave

Re:	PartnerRe Ltd., PartnerRe Finance B LLC and PartnerRe Finance C LLC Registration Statement on Form F-3
(File No. 333-231716)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PartnerRe Ltd., PartnerRe Finance B LLC and PartnerRe Finance C LLC (collectively, the “Companies”), hereby request that the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated so that it will be declared effective at 5:00 p.m., Washington, D.C. time, on June 6, 2019, or as soon as possible thereafter (the “Effective Time”).

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

Each of the Companies hereby acknowledges its respective responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the above-referenced Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Scott Miller of Sullivan & Cromwell LLP via telephone at (212) 558-3109 or via e-mail at millersc@sullcrom.com.

[Signature page follows]

Sincerely,

PARTNERRE LTD.

		By:	/s/ Mario Bonaccorso
			Name:	Mario Bonaccorso
			Title:	Executive Vice President and Chief Financial Officer

PARTNERRE FINANCE B LLC

		By:	/s/ Thomas L. Forsyth
			Name:	Thomas L. Forsyth
			Title:	President & CEO

PARTNERRE FINANCE C LLC

		By:	/s/ Thomas L. Forsyth
			Name:	Thomas L. Forsyth
			Title:	President & CEO

cc:	Scott Miller
(Sullivan & Cromwell LLP)